

January 31, 2013

Via E-mail
Mr. David J. Bryant
Chief Financial Officer
Resource Capital Corp.
712 5th Avenue, 12th Floor
New York, NY 10019

      Re: **Resource Capital Corp.**
              Form 10-K
              Filed March 15, 2012
              File No. 001-32733

Dear Mr. Bryant:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Jonathan Wiggins

                    Jonathan Wiggins
                    Staff Accountant